Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Receives Regulatory Approvals for Normal Course Issuer Bid

TORONTO, January 26, 2015 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that it has received approvals from the Toronto Stock Exchange (TSX) and the Office of the Superintendent of Financial Institutions Canada (OSFI) to proceed with its previously-announced normal course issuer bid through the facilities of the TSX to purchase, for cancellation, up to 15 million of its common shares commencing February 1, 2015 and ending January 31, 2016.

The maximum number of common shares that may be repurchased under the normal course issuer bid represents approximately 2.3 per cent of the Bank’s ‘public float’ (as such term is defined in the TSX Company Manual) of common shares.

The timing and amount of purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions. The Bank will pay the market price for the shares at the time of acquisition.

There were 647,010,114 Bank of Montreal common shares issued and outstanding as at January 20, 2015, and the public float was 646,296,492 common shares. The average daily trading volume for the 6 months ended December 31, 2014, and the daily maximum number of shares available for purchase, calculated pursuant to the rules of the TSX for the purposes of the bid, were 1,292,561 and 323,140 shares, respectively.

BMO’s current normal course issuer bid commenced on February 1, 2014 and will expire on January 31, 2015. Over the term of the current bid to January 26, 2015, BMO has purchased 3 million of its common shares at an average price of $80.01 per share.

For Media Relations Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Sharon Haward-Laird, Toronto, sharon.hawardlaird@bmo.com, (416) 867-6656

Lisa Hofstatter, Toronto, lisa.hofstatter@bmo.com, (416) 867-7019

Internet: www.bmo.com	Twitter: @BMOmedia